EXHIBIT 21

LIST OF SIGNIFICANT SUBSIDIARIES	JURISDICTION OF INCORPORATION

Dynalectric Company	Delaware
Dyn Specialty Contracting, Inc.	Virginia
EMCOR Building Services, Inc.	Delaware
EMCOR Construction Services, Inc.	Delaware
EMCOR-CSI Holding Co.	Delaware
EMCOR Mechanical Services, Inc.	Delaware
MES Holdings Corporation	Delaware
Shambaugh & Son, L.P.	Texas